November 10, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Charter Communications, Inc./Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended
Registration Statement on Form S-1 (Registration No. 333-164105)

Dear Sir or Madam:

Charter Communications, Inc., a Delaware corporation (the "Registrant"), hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"),  the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-164105), filed with the Securities and Exchange Commission (the "Commission") on December 31, 2009 and as amended on April 22, 2010, together with all exhibits thereto (the "Earlier Registration Statement").

Concurrent with this Application for Withdrawal of the Earlier Registration Statement, the Registrant has filed a Registration Statement on Form S-3 in connection with the Registrant's registration of 89,407,209 shares of Class A common stock under the Securities Act, that are being offered for sale by certain selling stockholders (the "Current Registration Statement").  The Current Registration Statement includes those shares previously registered in connection with the Earlier Registration Statement.  No shares have been sold pursuant to the Earlier Registration Statement.  The Earlier Registration Statement was declared effective by the Commission on April 22, 2010.  The Registrant intends that the Current Registration Statement replace the Earlier Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Earlier Registration Statement.  Pursuant to Rule 457(p), the Registrant has requested that all fees paid to the Commission in connection with the filing of the Earlier Registration Statement be credited to the Registrant's account to be offset against the filing fee for the Current Registration Statement.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the Richard R. Dykhouse, Vice President, Associate General Counsel and Corporate Secretary for the Registrants at (314) 543-2407.

Very truly yours,

CHARTER COMMUNICATIONS, INC.

By: /s/ Kevin D. Howard
Name: Kevin D. Howard
Title: Senior Vice President- Finance, Controller
and Chief Accounting Officer